UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F              X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes                      No             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No             X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No             X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

MATERIAL EVENT

CANCELLATION OF THE GENERAL ORDINARY AND EXTRAORDINARY

MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 7th , 2020

Buenos Aires, March 27th, 2020.

Securities and Exchange Commission

RE: Relevant Event.

Cancellation of the General Ordinary and Extraordinary Meeting of Shareholders to be held on April 7th, 2020.

In our capacity as proxies, we hereby inform you that the Board of Directors has agreed to cancel the General Ordinary and Extraordinary Meeting of Shareholders called to be held on April 7th, 2020, due to the extension of the public emergency regarding the health situation caused by COVID-19 spread (the “RD of Emergency”), declared by Executive Order N° 260/2020; and by virtue of the dispositions set forth in Executive Order N° 297/2020 whereby “social, preventive and compulsory distancing” was prescribed by Section 1, from March 20th to 31st, 2020; and this period may be extended for the time deemed necessary according to the epidemiological situation.

Considering such restrictions, it is impossible for our shareholders to carry out the registration process to attend the meeting within the term set from time to time with due date on March 31st 2020.

Therefore, we hereby inform you that the Board of Directors shall, upon such a force majeure situation, evaluate—once it has more certainty about the Health Emergency- to set a new date to hold the Ordinary and Extraordinary Meeting, which shall be immediately notified.

Best regards,

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: March 27th, 2020	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer